UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

NASDAQ Notification of Additional 180-Calendar-Day Period to Cure Minimum Bid Price Deficiency

As previously disclosed in the Form 6-K furnished on March 23, 2026, GCL Global Holdings Ltd (the “Company”) received written notice from the Nasdaq Stock Market LLC (“Nasdaq”) dated March 17, 2026 notifying the Company that it is not in compliance with Nasdaq Rule 5450(a)(1) (the “Minimum Bid Price Rule”), as the closing bid price for the Company’s ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. The Company was provided 180 calendar days, or until September 14, 2026 (the “Initial Compliance Period”), to regain compliance with the Minimum Bid Price Rule pursuant to Nasdaq Listing Rule 5810(c)(3)(A). The Company did not regain compliance with the Minimum Bid Price Rule during the Initial Compliance Period and submitted a written request to Nasdaq to transfer the listing of its securities from The Nasdaq Global Select Market to The Nasdaq Capital Market and provide it with an additional 180 calendar days to cure the deficiency.

On September 16, 2026, the Company received written notification from Nasdaq advising that the Company’s ordinary shares will be transferred to the Nasdaq Capital Market at the opening of business on September 18, 2026 and that the Company had been granted an additional 180 calendar days, or until March 15, 2027 (the “Second Compliance Period”), to regain compliance with the Minimum Bid Price Rule. Nasdaq’s determination was based on the Company meeting the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement), and the Company’s written notice of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary.

If at any time during the Second Compliance Period, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation and will close the matter. However, Nasdaq may, in its discretion, require the Company’s ordinary shares maintain a bid price of at least $1.00 for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

The Company is monitoring the closing bid price of its ordinary shares and evaluating options to regain compliance with the Minimum Bid Price Rule, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Rule during the Second Compliance Period. If the Company does not regain compliance with the Minimum Bid Price Rule by the end of the Second Compliance Period, the Company’s ordinary shares will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel, although there can be no assurance that such an appeal would be successful.

On September 17, 2026, the Company issued a press release on this matter. A copy of the press release is being furnished as Exhibit 99.1 hereto.

This current report is incorporated by reference in the Company’s three resale registration statements on Form F-3 (File No. 333-286361; File No. 333-290032; and File No. 333-298717) and shall be deemed to be a part thereof and any prospectus supplements or amendments thereto, from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press release dated September 17, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 17, 2026

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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